[GRAPHIC OMITTED] Acergy

NEWS RELEASE


              Acergy S.A. announces $150 million deepwater contract
                               award in Australia

London, England - February 13, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a $150 million contract from Woodside for offshore installation work on the Pluto LNG Project North West of Karratha, Western Australia.

The contract includes the installation of subsea manifolds, valve structures, umbilicals, a mono-ethylene glycol injection line and pipeline stabilisation as well as the tie-in of flowlines in water depths of up to 850 metres. Engineering work started in April 2007, on receipt of the letter of intent, with offshore installation by the Toisa Proteus scheduled to commence in the second half of 2009.

Jeff Champion, Vice President Acergy Asia and Middle East said, "The Pluto contract award further solidifies our position in Australia and continues to build upon the strong relationship we have with Woodside. We are proud to be part of such a major project as Pluto which will significantly increase Australia's supply of LNG and boost the Western Australian economy. This award also validates our strategy to invest significantly in people and assets and dedicate a best in class, deepwater heavy construction vessel to the region."

********************************************************************* Acergy
S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

*********************************************************************

Contact:

Karen Menzel
Acergy S.A.
+44 (0)20 7290 1744
karen.menzel@acergy-group.com

www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected value of the awarded contract, statements as to the expected date of commencement of offshore installation work under the contract and statements as to expectations relating to our strategy and the expected development of the deepwater market in Australia. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.